[GRAPHIC OMITTED]

MEMORANDUM
TO:                Ellen Sazzman
                   U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:              Susan Rhee
                   ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

DATE:              August 5, 2009
SUBJECT:           Response to Comments to Form N-1A for JNL Series Trust
                   (the "Trust")
                   File Nos: 33-87244 and 811-8894
------------------ -------------------------------------------------------------

This memorandum  addresses the U.S.  Securities and Exchange  Commission staff's
("Commission"  and  "Commission   Staff",  as  appropriate)   comments  received
telephonically on July 27, 2009 to the Trust's 485APOS filing on Form N1-A.

The comments, as we understood them, are repeated below in italics, with responses immediately following. We have also included the revised pages from the prospectus, as applicable.

The underscored and italicized language if viewed through EDGAR will appear in all capital letters.

PROSPECTUS

1. PLEASE CONFIRM THAT THE SERIES AND CLASS IDENTIFIERS MATCH THE FUNDS LISTED ON THE COVER PAGE.

     The Series and Class Identifiers have been updated to reflect the list of Funds on the first page.


2. PLEASE CONFIRM THAT THERE ARE NO EXPENSE WAIVERS OR REIMBURSEMENTS FOR ANY OF THE FOLLOWING FUNDS:

     a) JNL/Ivy Asset Strategy Fund

     b) JNL/Mellon Capital Management Global Alpha Fund

     c) JNL/T. Rowe Price Short-Term Bond Fund

     We  confirm   that  none  of  the  Funds  listed  above  have  any  expense reimbursements or waivers and therefore no waivers are reflected in the expense tables or the examples.


3.   PLEASE  CONFIRM  THAT  THERE ARE NO  ACQUIRED  FUND FEES FOR THE  FOLLOWING
     FUNDS:

     a) JNL/Ivy Asset Strategy Fund

     b) JNL/Mellon Capital Management Global Alpha Fund

     c) JNL/T. Rowe Price Short-Term Bond Fund

     There are no Acquired Fund Fees for these Funds.


4. PLEASE EXPLAIN HOW THE DISCLOSURE WILL BE INCLUDED INTO THE UNDERLYING PROSPECTUS.

     During the Funds next annual update, this information contained in the supplement will be included in the underlying prospectus.


5. EXPLAIN WHY THE NAME OF THE JNL/CREDIT SUISSE GLOBAL NATURAL RESOURCES FUND WAS CHANGED.

     The JNL Series Trust Board of Trustees ("Board") approved a change to the Fund's investment strategy. The approved change involved splitting the Fund equally between two strategies: Natural Resources Portfolio (50%) and Commodities Portfolio (50%).

     The Board has adopted a policy requiring not less than sixty (60) days' written notice be provided to shareholders, in the manner required by Rule 35d-1 under the 1940 Act ("Rule"), before the effective date of any change in such a policy by a fund which is subject to that Rule. A written notice was mailed to all shareholders of the JNL/Credit Suisse Global Natural Resources Fund regarding the name change and investment strategy change on July 28, 2009.


6. FOR THE JNL INSTITUTIONAL ALT 20 FUND, JNL INSTITUTIONAL ALT 35 FUND, JNL INSTITUTIONAL ALT 50 FUND, AND JNL INSTITUTIONAL ALT 65 FUND, PLEASE CLARIFY WHICH TABLES ARE BEING REPLACED.

     For the JNL Institutional Alt 20 Fund, JNL Institutional Alt 35 Fund, JNL Institutional Alt 50 Fund, and JNL Institutional Alt 65 Fund, the paragraph regarding the second table entitled "NON-TRADITIONAL ASSET CLASSES" has been modified to read as follows:

     FOR THE JNL INSTITUTIONAL ALT 20 FUND, JNL INSTITUTIONAL ALT 35 FUND, JNL INSTITUTIONAL ALT 50 FUND, AND JNL INSTITUTIONAL ALT 65 FUND, PLEASE DELETE THE TABLE ENTITLED "NON-TRADITIONAL ASSET CLASSES" LOCATED RIGHT BEFORE THE SECTION "PRINCIPAL RISKS OF INVESTING IN EACH FUND" AND REPLACE IT WITH THE
     FOLLOWING:


7.   FOR THE  JNL/IVY  ASSET  STRATEGY  FUND,  PLEASE  RESPOND TO THE  FOLLOWING
     COMMENTS:

     A)   IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES," PLEASE

          I.   CLARIFY WHETHER THERE IS A TARGET CLASS OF INVESTMENTS.

          II. REVISE THE DERIVATIVES RISK DISCUSSION IN THE GLOSSARY TO INCLUDE A DISCUSSION OF UNDERLYING DEBT SECURITY RISK. IF THE SUB-ADVISER IS ENGAGING IN CREDIT DEFAULT SWAPS AS A BUYER, CAN SWAPS BE CLOSED VIA PHYSICAL SETTLEMENT? IF SO, PLEASE NOTE IN THE RISK THAT INSTABILITY IN THE MARKET CAN THREATEN THE ABILITY OF THE FUND TO FULFILL ITS OBLIGATION TO DELIVER THE UNDERLYING DEBT SECURITY TO THE UNDERLYING CREDIT DEFAULT SWAPS' SELLER.

               As noted in the third paragraph which begins "The Sub-Adviser may allocate..." this fund can invest 0-100% in stocks, bonds and/or short-term instruments, therefore, there are no target allocations.

               Additionally, the Derivatives risk in the "GLOSSARY OF PRINCIPAL RISKS" has been modified by adding the underscored language.

               DERIVATIVES RISK - Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced
               (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks. These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment. The Fund's/Underlying Fund's Sub-Adviser must choose the correct derivatives exposure versus the underlying assets to be hedged or the income to be generated, in order to realize the desired results from the investment. For index funds the derivatives purchased are priced on the index that the Sub-Adviser is tracking. The Fund's/Underlying Fund's Sub-Adviser must correctly predict price movements, during the life of a derivative, of the underlying asset in order to realize the desired results from the investment. The Fund/Underlying Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund/Underlying Fund were unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund/Underlying Fund, depending on the nature and extent of the derivatives in the Fund's/Underlying Fund's portfolio. If the Sub-Adviser uses derivatives in attempting to manage or "hedge" the overall risk of the portfolio, the strategy might not be successful, for example, due to changes in the value of the derivatives that do not correlate with price movements in the rest of the portfolio. INSTABILITY IN THE MARKET CAN THREATEN THE ABILITY OF THE FUND TO FULFILL ITS OBLIGATION TO DELIVER THE UNDERLYING DEBT SECURITY TO THE UNDERLYING CREDIT DEFAULT SWAPS' SELLER. The Funds may also be exposed to "Counterparty Risk" (as set forth herein) when entering into agreements related to derivatives instruments or purchasing derivatives instruments.

     B)   IN THE SECTION  ENTITLED  "PRINCIPAL RISKS OF INVESTING IN EACH FUND,"
          PLEASE:

          I. RECONCILE THE SMALL AND MID-CAP INVESTING RISK, VALUE AND GROWTH INVESTING RISKS WHEN THERE IS NO DISCUSSION IN THE PRINCIPAL INVESTMENT STRATEGY.

               The Fund can invest in any size company, which is the reasoning that small and mid-cap investing is included as potential risks. This is stated in the first bullet beginning with "Stocks" include equity securities of all types,..." and concludes with "The Fund may invest in the securities of any size company." (see below)

               Please note that value and growth investing are discussed in the first bullet regarding "Stocks", also (see below).

               Additionally,   the  first  bullet  under  the  section  entitled
               "PRINCIPAL INVESTMENT STRATEGIES" has been modified by adding the underscored language.

               o "Stocks" include equity securities of all types, although the Sub-Adviser, typically emphasizes a blend of value and growth potential in selecting stocks. Value stocks are those that the Sub-Adviser believes are currently selling below their true worth, while growth stocks are those whose earnings the Sub-Adviser believes are likely to grow faster than the economy. The Fund may invest in the securities of any size company, INCLUDING THOSE WITHIN THE SMALL TO MID-CAPITALIZATION RANGE.

          II. DISCLOSE WHY U.S. GOVERNMENT SECURITIES RISK IS NOT LISTED AS A PRINCIPAL INVESTMENT RISK. IF IT IS NOT A PRINCIPAL INVESTMENT RISK, PLEASE EXPLAIN WHY.

          III. DISCLOSE WHY MORTGAGE-BACKED AND MORTGAGE-RELATED SECURITIES RISK IS NOT LISTED AS A PRINCIPAL INVESTMENT RISK.

               U.S.   Government   securities  risk  and   Mortgage-backed   and
               mortgage-related securities risk has been added as principal investment risks for the Fund.

               Additionally,   the  second   bullet  in  the  section   entitled
               "PRINCIPAL INVESTMENT STRATEGIES" has been modified by adding the underscored language and deleting the bracketed language.

               o "Bonds" include all varieties of fixed-income instruments, such as corporate debt securities, MORTGAGE BACKED SECURITIES or securities issued or guaranteed by the U.S.
                    government or its agencies or instrumentalities (U.S. government securities), with remaining maturities of more than one year. This investment type may include a significant amount, up to 35% of the Fund's total assets, of high yield/high risk bonds, or junk bonds, which include bonds rated BB and below by Standard & Poor's, a wholly-owned subsidiary of The McGraw Hill Companies, Inc. ("S&P") or Ba and below by Moody's Investors Service, Inc. ("Moody's") or unrated bonds deemed by the Sub-Adviser to be of comparable quality.


8. FOR THE JNL/MELLON CAPITAL MANAGEMENT GLOBAL ALPHA FUND, PLEASE RESPOND TO THE FOLLOWING COMMENTS:

     A)   IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES," PLEASE:

          I. CLARIFY WHAT IS MEANT BY EXPOSURE IN THE FIRST SENTENCE OF THE SECOND PARAGRAPH.

          II. CLARIFY IF THERE IS A TARGET ALLOCATION AMONG THE INVESTMENT EXPOSURES OF THE FUND.

          III. REWRITE THE FIRST TWO SENTENCES OF THE THIRD PARAGRAPH IN PLAIN ENGLISH, AND CLARIFY WHETHER THE FUND IS SEEKING ALPHA GENERATING OPPORTUNITIES AND MAY INVEST IN CROSS MARKET ARBITRAGE TRADING THAT CAN BE EXPECTED TO GENERATE HIGH TURNOVER RELATED COSTS.

          IV. CLARIFY IF THE SUB-ADVISER EVALUATES RELATIVE VALUE OF MARKETS ON A COUNTRY BY COUNTRY BASIS.

          V. EXPLAIN WHAT IS MEANT BY PROPRIETARY MODELS. WHAT DO THE MODELS DO? ALSO, RECONCILE THE FACT THAT THE MODELS TRY TO DERIVE MARKET LEVEL RETURNS WHERE IN THE FIRST PARAGRAPH IT STATES "LOW CORRELATION WITH, AND LESS VOLATILITY THAN," THE FUND SEEKS TO PRODUCE RETURNS WITH A LOW CORRELATION TO THE MAJOR MARKETS.

          VI.  EXPLAIN THE PHRASE "SELL SHORT."

               The Sub-Adviser does not expect to engage in cross-market arbitrage trading that would generate high turnover related costs and there is no target allocation for the Fund.

               Please note that the underscored language has been added to the "PRINCIPAL INVESTMENT STRATEGIES" section and the bracketed language has been deleted.

               PRINCIPAL INVESTMENT STRATEGIES. To achieve this objective, the Fund uses a variety of investment strategies, sometimes referred to as absolute return strategies, to produce returns with low correlation with, and less volatility than, major markets over a complete market cycle; typically a period of several years. The Fund is not managed to a benchmark index. Rather than managing to track a benchmark index, the Fund seeks to provide returns that are largely independent of market moves.

               The Fund normally invests in instruments that provide investment exposure (I.E. TAKING A POSITION, EITHER LONG OR SHORT) to global equity, bond and currency markets, and in fixed-income securities. The Fund's investments will be focused among the major developed capital markets of the world, such as the United States, Canada, Japan, Australia, and Western Europe. The Fund ordinarily invests in at least three countries. The Fund will seek to achieve investment exposure to global equity, bond and currency markets primarily through long and short positions in futures, options and forward contracts, which should enable the Fund's portfolio managers to implement investment decisions quickly and cost-effectively. The Fund also will invest in fixed-income securities, such as bonds, notes (including structured notes), and money market instruments, to provide exposure to bond markets and for liquidity and income.

               The Fund's Sub-Adviser seekS to DELIVER POSITIVE RETURNS BY GOING LONG THOSE MARKETS THAT ARE CHEAP AND SHORT THOSE MARKETS THAT ARE EXPENSIVE. THE SUB-ADVISER DOES THIS BY COMPARING THE RELATIVE ATTRACTIVENESS OF DEVELOPED EQUITY, BOND, AND CURRENCY MARKETS. [value added excess returns ("alpha") by applying a systematic, quantitative investment approach designed to identify and exploit relative misvaluations across and within global capital markets. Active investment decisions to take long or short positions in individual country, equity, bond, and currency markets are driven by this quantitative investment process and seek to capitalize on alpha generating opportunities within and among the major developed capital markets of the world.] To construct a portfolio of long and short positions, the portfolio managers calculate the expected returns for EACH COUNTRY IN ALL OF the asset classes [in such countries] and then evaluate the relative value of stock and bond markets across equity markets, across bond markets, and among currencies. The portfolio managers have considerable latitude in allocating the Fund's assets and in selecting derivative instruments and securities to implement the Fund's investment approach, and there is no limitation as to the amount of Fund assets required to be invested in any one asset class. The Fund's portfolio will not have the same characteristics as its performance baseline benchmark - the Citibank 30-Day Treasury Bill Index - because the Fund seeks excess return above the benchmark. The portfolio managers also assess and manage the overall risk profile of the Fund's portfolio.

               For allocation among equity markets, the portfolio managers employ a bottom-up valuation approach using proprietary models to derive [market level] expected returns FOR STOCKS, BONDS, AND CURRENCIES IN EACH COUNTRY. THE MODELS THEN INCORPORATE THE RISK AND CORRELATION OF THOSE ASSETS WITH ROBUST RISK CONTROLS IN ORDER TO COME UP WITH A PORTFOLIO THAT IS EXPECTED TO PRODUCE POSITIVE RETURNS THAT HAVE A LOW CORRELATION WITH MAJOR MARKETS. The portfolio managers tend to favor markets in developed countries that have attractive valuations on a risk adjusted basis.

               The Fund may "sell short" SECURITIES AND OTHER INSTRUMENTS THAT IT DOES NOT OWN, WITH THE INTENTION OF PURCHASING THEM BACK LATER AT A LOWER PRICE, ENABLING THE FUND TO PROFIT IF PRICES FALL.[securities and other instruments.] The portfolio managers, however, intend to employ financial instruments, such as futures, options, forward contracts, swaps and other derivative instruments, as an alternative to selling a security short. Short-selling is considered "leverage" and involves unlimited risk. The Fund also may engage in short-selling for hedging purposes, such as to limit exposure to a possible market decline in the value of its portfolio securities.

     B) IN THE SECTION ENTITLED "PRINCIPAL RISKS OF INVESTING IN EACH FUND," PLEASE EXPLAIN WHY U.S. GOVERNMENT SECURITIES RISK IS NOT LISTED AS A PRINCIPAL INVESTMENT RISK.

          U.S. Government securities risk has been added as a principal investment risk for the Fund.

     C) IN THE SECTION ENTITLED "PRINCIPAL RISKS OF INVESTING IN EACH FUND," PLEASE DISCLOSE IF THE FUND INTENDS TO INVEST IN JUNK BONDS, EMERGING MARKETS, AND/OR CREDIT DEFAULT SWAPS? IF SO, PLEASE ADD THE APPROPRIATE RISKS.

          The Fund does not intend to invest in junk bonds, emerging markets and/or credit default swaps. Therefore, no additional risks are necessary.

     D) IN THE SECTION ENTITLED "THE SUB-ADVISER AND PORTFOLIO MANAGEMENT," PLEASE PROVIDE A MORE DETAILED DESCRIPTION OF MR. DAGIOLGLU'S AND MR. STAVENA'S INVESTMENT EXPERIENCE FOR THE LAST FIVE YEARS.

          Please note that the underscored language has been added to the "THE SUB-ADVISER AND PORTFOLIO MANAGEMENT" section and the bracketed language has been deleted.

          Vassilis Dagioglu is a Managing Director, Asset Allocation at Mellon Capital. HE HAS A TOTAL OF 11 [and has] years of investment experience AND HAS BEEN WITH MELLON CAPITAL FOR 10 YEARS. IN 2006, MR. DAGIOGLU WAS PROMOTED TO DIRECTOR AND IN 2007, HE WAS PROMOTED TO HIS CURRENT POSITION AS MANAGING DIRECTOR. MR. DAGIOGLU [he] co-manages a team of portfolio managers implementing the firm's global asset allocation strategies. He is responsible for the design and implementation of global portfolio management analytical systems. MR. DAGIOGLU HOLDS AN M.B.A. FROM UNIVERSITY OF CALIFORNIA AT BERKELEY AND Prior to joining Mellon Capital, he designed and implemented financial information systems for IBM Global Services and Sybase.

          James Stavena is a Managing Director, Asset Allocation at Mellon Capital. He has a total of 18 years of investment experience and has been with [the] Mellon Capital for 11 years. IN 2006, MR. STAVENA WAS PROMOTED TO DIRECTOR AND IN 2007, HE WAS PROMOTED TO HIS CURRENT
          POSITION AS MANAGING DIRECTOR. Mr. Stavena oversees a team of portfolio managers responsible for global asset allocation, currency overlay and enhanced tactical asset allocation strategies. MR. STAVENA HOLDS AN M.B.A. FROM RICE UNIVERSITY AND Prior to joining Mellon Capital, he was a derivatives portfolio manager with CS First Boston and HSBC Midland Bank.


9. FOR THE JNL/T. ROWE PRICE SHORT-TERM BOND FUND, PLEASE RESPOND TO THE FOLLOWING COMMENTS:

     A)   IN THE SECTION  ENTITLED  "PRINCIPAL  INVESTMENT  STRATEGIES,"  PLEASE
          EXPLAIN:

          I.   WHAT  WILL  THE  SUB-ADVISER  DO  WITH  DEBT  HOLDINGS  THAT  ARE
               DOWNGRADED TO JUNK AND WHETHER JUNK BOND DEBT IS A PRINCIPAL INVESTMENT RISK.

          II. PLEASE DESCRIBE WITH MORE SPECIFICITY THE PRINCIPAL INVESTMENT STRATEGY NOTED IN THE THIRD PARAGRAPH. III. PLEASE PROVIDE A LITTLE MORE SPECIFICITY REGARDING THE INVESTMENT RESTRICTIONS OF THE FUND DESCRIBED IN THE LAST PARAGRAPH.

               Please note that the underscored language has been added to the "PRINCIPAL INVESTMENT STRATEGIES" section and the bracketed language has been deleted.

               PRINCIPAL INVESTMENT STRATEGIES. The Fund will invest in a diversified portfolio of short- and intermediate-term investment-grade corporate, government, and mortgage-backed securities. The Fund may also invest in bank obligations, collateralized mortgage obligations, and foreign securities. Normally, the Fund will invest at least 80% of its net assets in bonds. The Fund's average effective maturity will not exceed three years. The Fund will only purchase securities that are rated within the four highest credit categories (e.g. AAA, AA, A, BBB, or equivalent) by at least one nationally recognized credit rating agency or, if unrated, deemed to be of comparable quality by the Sub-Adviser. THE FUND MAY CONTINUE TO HOLD A SECURITY THAT HAS BEEN DOWNGRADED OR LOSES ITS INVESTMENT GRADE RATING AFTER PURCHASE. JUNK BOND DEBT IS NOT A PRINCIPAL INVESTMENT RISK FOR THE FUND.

               Within this broad structure, investment decisions reflect the Sub-Adviser's outlook for interest rates and the economy as well as the prices and yields of the various securities. For example, if rates are expected to fall, the Sub-Adviser may seek longer-term securities (within the Fund's program) that would provide higher yields and appreciation potential.

               In keeping with the Fund's objective, it may also invest in [other] securities, INCLUDING [and use] futures, options, swaps, and other derivative-TYPE instruments. CALL OR PUT OPTIONS MAY BE PURCHASED OR SOLD ON SECURITIES, FUTURES, FINANCIAL INDICES, AND FOREIGN CURRENCIES. FUND INVESTMENTS MAY BE MADE IN INTEREST RATE, INDEX, TOTAL RETURN, CREDIT DEFAULT, AND OTHER TYPES OF SWAP AGREEMENTS, AS WELL AS OPTIONS ON SWAPS (SWAPTIONS). FUTURES, OPTIONS, AND SWAPS MAY BE USED FOR A VARIETY OF PURPOSES INCLUDING BUT NOT LIMITED TO, MANAGE EXPOSURE TO CHANGES IN INTEREST RATES, BOND PRICES, FOREIGN CURRENCIES, AND CREDIT
               QUALITY; AS AN EFFICIENT MEANS OF INCREASING OR DECREASING OVERALL FUND EXPOSURE TO A SPECIFIC PART OR BROAD SEGMENT OF THE U.S. MARKET OR A FOREIGN MARKET; IN AN EFFORT TO ENHANCE INCOME; TO PROTECT THE VALUE OF PORTFOLIO SECURITIES; TO SERVE AS A CASH MANAGEMENT TOOL; AND TO ADJUST PORTFOLIO DURATION OR CREDIT EXPOSURE.

               The Fund may sell holdings for a variety of reasons, such as to adjust the portfolio's average maturity, duration, or credit quality or to shift assets into higher-yielding securities or different sectors.

               Certain investment restrictions, such as a required minimum or maximum investment in a particular type of security, are measured at the time the Fund purchases a security. The status, market value, maturity, credit quality, or other characteristics of the Fund's securities may change after they are purchased, and this may cause the amount of the Fund's assets invested in such securities to exceed the stated maximum restriction or fall below the stated minimum restriction AS DISCUSSED ABOVE. If any of these changes occur, it would not be considered a violation of the investment restriction. However, purchases by the Fund during the time it is above or below the stated percentage restriction would be made in compliance with applicable restrictions.

          B) IN THE SECTION ENTITLED "PRINCIPAL RISKS OF INVESTING IN THE FUND," PLEASE CONFIRM IF U.S. GOVERNMENT SECURITIES RISK IS A PRINCIPAL RISK OF THE FUND.

               Please note that U.S. Government securities risk is the last risk listed in the section entitled "PRINCIPAL RISKS OF INVESTING IN THE FUND."


          C)   IN  THE  SECTION   ENTITLED   "THE   SUB-ADVISER   AND  PORTFOLIO
               MANAGEMENT," PLEASE PROVIDE A MORE DETAILED DESCRIPTION OF MR. WIESE'S INVESTMENT EXPERIENCE FOR THE LAST FIVE YEARS.

               Please note that the underscored language has been added to the "THE SUB-ADVISER AND PORTFOLIO MANAGEMENT" section and the bracketed language has been deleted.

               The Fund has an Investment  Advisory  Committee chaired by Edward
               A. Wiese. Mr. Wiese has day-to-day responsibility for managing the portfolio and works with the committee in developing and executing the Fund's investment program. Mr. Wiese has been chairman of the committee since 1995. [He joined T. Rowe Price in 1984 and his investment experience dates from that time.] SINCE JOINING T. ROWE PRICE IN 1984, MR. WIESE'S RESPONSIBILITIES HAVE INCLUDED MANAGING MULTI-CURRENCY PORTFOLIOS IN LONDON, MANAGING THE FIRM'S TAXABLE MONEY MARKET FUNDS AND OVERSEEING THE DEVELOPMENT AND MANAGEMENT OF SYNTHETIC GUARANTEED INVESTMENT CONTRACT PRODUCTS.


10. CONFIRM TO STAFF THAT INVESTMENT OBJECTIVES CAN BE CHANGED WITHOUT SHAREHOLDER APPROVAL.

     As noted in the prospectus in the section entitled "MORE ABOUT THE FUNDS," the investment objectives are not fundamental and can be changed by the Trustees without shareholder approval.


11. FOR THE FILING, IN EACH SECTION ENTITLED "ADDITIONAL INFORMATION ABOUT THE OTHER INVESTMENT STRATEGIES, OTHER INVESTMENTS AND RISKS OF THE FUND," PLEASE CONFIRM THAT THE RISKS LISTED IN THIS SECTION FOR EACH FUND ARE NOT PRINCIPAL RISKS.

     We confirm that the risks listed in each Fund's description in the section entitled "ADDITIONAL INFORMATION ABOUT THE OTHER INVESTMENT STRATEGIES, OTHER INVESTMENTS AND RISKS" are not principal risks of the Fund.

     Additionally, the underscored language has been added to the title of the section so that it will now read "ADDITIONAL INFORMATION ABOUT THE OTHER INVESTMENT STRATEGIES, OTHER INVESTMENTS AND RISKS (OTHER THAN PRINCIPAL STRATEGIES/RISKS). "


12.  PLEASE EXPLAIN IF SHAREHOLDER VOTE WAS OBTAINED FOR THE FUND MERGERS.

     The mergers were conducted in compliance with Rule 17a-8 of the Investment Company Act of 1940, as amended ("the 1940 Act"), and for the reasons noted below shareholder approval is not needed.

     As you are aware, Rule 17a-8 under the 1940 Act exempts mergers of certain affiliated funds from the provisions of Section 17(a), subject to certain conditions. Rule 17a-8 requires that, in approving a merger between affiliated funds, a majority of the independent trustees determine that:

     o "Participation in the transaction is in the best interests of [the] registered investment company," and

     o "The interests of existing shareholders of [the] registered investment company will not be diluted as a result of its effecting the transaction."

     In making these determinations for the merger, the Adviser considered the following factors:

     o There will be no direct or indirect federal income tax consequences of the transaction to the shareholders;

     o    The  fund  expense   ratio  will   decrease   significantly   for  the
          shareholders in the PPM Fund after the merger into the S&P 500 Fund;

     o The adviser fee will decrease for the S&P Retirement Funds after the merger; o Any fees or expenses in connection with the mergers will be paid by the Adviser;

     o There will be no change in services to be provided to shareholders after the merger; and

     o    There  are  no   significant   changes   in   investment   objectives,
          restrictions, and policies after the merger.

     Rule 17a-8 also requires that the shareholders of each acquired fund approve the merger if:

     o The fundamental investment policies and restrictions of the merging funds are materially different;

     o The investment advisory agreement of the acquired fund is materially different from the investment advisory agreement of the Acquiring Fund;

     o Independent trustees of the acquired fund, who were elected by shareholders, will not comprise a majority of the independent trustees of the Acquiring Fund; and

     o The amount of 12b-1 fees that the acquiring fund is authorized to pay is greater than the amount of 12b-1 fees that the acquired fund is allowed to pay.

     For the mergers described in the Registrant's filing, none of the above factors exist for the acquired funds. Therefore, shareholder approval is not required.

     In addition, in the release adopting the amendments to Rule 17a-8, the SEC stated the following, which stands for the proposition that certain fund mergers do not justify the expense of soliciting shareholder approval of such mergers:

          In the Proposing Release we expressed concern that funds were increasingly organized (or reorganized) under state laws that did not require shareholder approval of mergers, which could deny shareholders a voice in an important change in their investment. Most commenters supported requiring acquired companies to obtain shareholder approval, but in light of the costs of proxy solicitations, urged us to limit the requirement. One commenter recommended that we require shareholder approval only when the merger would result in a change that, in a context other than a merger, would require a shareholder vote under the Investment Company Act. We believe such an approach has merit because it would preserve important values embodied in the Investment Company Act while reducing the need for a fund to incur the expense of soliciting proxies when the merger may not raise significant issues for shareholders. [footnotes omitted]

     Lastly, the Registrant is providing contract owners with a supplement to their Form N-1A prospectus and since these funds are offered as underlying sub-accounts to variable insurance products, a contract owners is free to move their allocations among the other sub-accounts offered by the insurance company, on a tax free bases, if they are unhappy with the merger of the funds.

     For the reasons noted above, the registrant does not believe a shareholder vote is needed for mergers conducted in compliance with Rule 17a-8.


13. BASED ON COMMENTS RECEIVED FROM THE REGISTRANT'S N-CSR FILING ON JULY 28, 2009, WE WILL BE ADDING THE FOLLOWING "PORTFOLIO RISK" DISCLOSURE FOR JNL/CREDIT SUISSE LONG/SHORT FUND AND JNL/GOLDMAN SACHS CORE PLUS BOND FUND.

     PORTFOLIO TURNOVER - The Fund may actively trade securities in seeking to achieve its objective. Doing so may increase transaction costs, which may reduce performance. Active trading also may increase realized short-term capital gains and losses.


STATEMENT OF ADDITIONAL INFORMATION ("SAI")

1.   PLEASE PROVIDE THE INFORMATION REQUIRED BY ITEM 15 OF FORM N-1A.

     The information required by Item 15 of Form N-1A has been included in the supplement to the SAI, see attached.


As we discussed, we will include the agreed upon changes in the Trust's upcoming 485BPOS filing.

It is the Trust's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc:      File


   1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517
              Toll Free: (800) 565-9044 email: susan.rhee@jnli.com

                                                            PROSPECTUS COMMENT 6

FOR THE JNL INSTITUTIONAL ALT 20 FUND, JNL INSTITUTIONAL ALT 35 FUND, JNL INSTITUTIONAL ALT 50 FUND, AND JNL INSTITUTIONAL ALT 65 FUND, PLEASE DELETE THE SECOND TABLE ENTITLED "NON-TRADITIONAL ASSET CLASSES" IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES" AND REPLACE IT WITH THE FOLLOWING:

------------------------------------------------- ----------------------------------------------
                 INTERNATIONAL                                     ALTERNATIVE
------------------------------------------------- ----------------------------------------------
------------------------------------------------- ----------------------------------------------
            Emerging Markets Equity                           Listed Private Equity
                                                                   Long/Short
                                                                 Absolute Return
                                                    Global Tactical Asset Allocation ("GTAA")
------------------------------------------------- ----------------------------------------------



FOR THE JNL INSTITUTIONAL ALT 20 FUND, JNL INSTITUTIONAL ALT 35 FUND, JNL INSTITUTIONAL ALT 50 FUND, AND JNL INSTITUTIONAL ALT 65 FUND, PLEASE DELETE THE TABLE ENTITLED "NON-TRADITIONAL ASSET CLASSES" LOCATED RIGHT BEFORE THE SECTION "PRINCIPAL RISKS OF INVESTING IN EACH FUND" AND REPLACE IT WITH THE FOLLOWING:


NON-TRADITIONAL ASSET CLASSES

JNL SERIES TRUST
--------------------------------------------------------------------- -----------------------------------------------------
UNDERLYING FUND                                                                           ASSET CLASS
--------------------------------------------------------------------- -----------------------------------------------------
--------------------------------------------------------------------- -----------------------------------------------------
JNL/AIM Global Real Estate Fund                                                        Global Real Estate
--------------------------------------------------------------------- -----------------------------------------------------
--------------------------------------------------------------------- -----------------------------------------------------
JNL/Credit Suisse Commodity Securities Fund                                            Natural Resources
--------------------------------------------------------------------- -----------------------------------------------------
--------------------------------------------------------------------- -----------------------------------------------------
JNL/Credit Suisse Long/Short Fund                                                          Long/Short
--------------------------------------------------------------------- -----------------------------------------------------
--------------------------------------------------------------------- -----------------------------------------------------
JNL/Goldman Sachs Emerging Markets Debt Fund                                          Emerging Market Debt
--------------------------------------------------------------------- -----------------------------------------------------
--------------------------------------------------------------------- -----------------------------------------------------
JNL/Ivy Asset Strategy Fund                                                                   GTAA
--------------------------------------------------------------------- -----------------------------------------------------
--------------------------------------------------------------------- -----------------------------------------------------
JNL/Lazard Emerging Markets Fund                                                    Emerging Markets Equity
--------------------------------------------------------------------- -----------------------------------------------------
--------------------------------------------------------------------- -----------------------------------------------------
JNL/Mellon Capital Management Global Alpha Fund                                         Absolute Return
--------------------------------------------------------------------- -----------------------------------------------------
--------------------------------------------------------------------- -----------------------------------------------------
JNL/PIMCO Real Return Fund                                                         Inflation-Index Securities
--------------------------------------------------------------------- -----------------------------------------------------
--------------------------------------------------------------------- -----------------------------------------------------
JNL/PPM America High Yield Bond Fund                                                    U.S. High Yield
--------------------------------------------------------------------- -----------------------------------------------------
--------------------------------------------------------------------- -----------------------------------------------------
JNL/Red Rocks Listed Private Equity Fund                                             Listed Private Equity
--------------------------------------------------------------------- -----------------------------------------------------

                                                           PROSPECTUS COMMENT 7


PLEASE DELETE THE FOLLOWING RISK DISCLOSURE IN ITS ENTIRETY AND REPLACE IT WITH THE FOLLOWING TO THE SECTION ENTITLED "GLOSSARY OF PRINCIPAL RISKS":

DERIVATIVES RISK - Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks. These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment. The Fund's/Underlying Fund's Sub-Adviser must choose the correct derivatives exposure versus the underlying assets to be hedged or the income to be generated, in order to realize the desired results from the investment. For index funds the derivatives purchased are priced on the index that the Sub-Adviser is tracking. The Fund's/Underlying Fund's Sub-Adviser must correctly predict price movements, during the life of a derivative, of the underlying asset in order to realize the desired results from the investment. The Fund/Underlying Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund/Underlying Fund were unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund/Underlying Fund, depending on the nature and extent of the derivatives in the Fund's/Underlying Fund's portfolio. If the Sub-Adviser uses derivatives in attempting to manage or "hedge" the overall risk of the portfolio, the strategy might not be successful, for example, due to changes in the value of the derivatives that do not correlate with price movements in the rest of the portfolio. INSTABILITY IN THE MARKET CAN THREATEN THE ABILITY OF THE FUND TO FULFILL ITS OBLIGATION TO DELIVER THE UNDERLYING DEBT SECURITY TO THE UNDERLYING CREDIT DEFAULT SWAPS' SELLER. The Funds may also be exposed to "Counterparty Risk" (as set forth herein) when entering into agreements related to derivatives instruments or purchasing derivatives instruments.



THE FOLLOWING FUND SHOULD BE ADDED TO THE SECTION ENTITLED "ABOUT THE FUNDS OF THE TRUST":

JNL/IVY ASSET STRATEGY FUND

INVESTMENT OBJECTIVES. The investment objective of the JNL/Ivy Asset Strategy Fund is to seek high total return over the long term.

PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by allocating its assets among primarily stocks, bonds, commodities, and short-term instruments of issuers located around the world.


o "Stocks" include equity securities of all types, although the Sub-Adviser, typically emphasizes a blend of value and growth potential in selecting stocks. Value stocks are those that the Sub-Adviser believes are currently selling below their true worth, while growth stocks are those whose earnings the Sub-Adviser believes are likely to grow faster than the economy. The Fund may invest in the securities of any size company, including those within the small to mid-capitalization range.

o "Bonds" include all varieties of fixed-income instruments, such as corporate debt securities, mortgage backed securities, or securities issued or guaranteed by the U.S. government or its agencies or instrumentalities (U.S. government securities), with remaining maturities of more than one year. This investment type may include a significant amount, up to 35% of the Fund's total assets, of high yield/high risk bonds, or junk bonds, which include bonds rated BB and below by Standard & Poor's, a wholly-owned subsidiary of The McGraw Hill Companies, Inc. ("S&P") or Ba and below by Moody's Investors Service, Inc. ("Moody's") or unrated bonds deemed by the Sub-Adviser to be of comparable quality.


o "Commodities" include all varieties of resources and commodities, however, the Fund will primarily invest in commodities through the purchase and sale of precious metals.

o "Short-term instruments" include all types of short-term securities with remaining maturities of one year or less, including higher-quality money market instruments.

                                                           PROSPECTUS COMMENT 7

PRINCIPAL RISKS OF INVESTING IN EACH FUND. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose your money by investing in the Fund. A variety of factors may influence its investment performance, such as the following:

o        ALLOCATION RISK
o        COMMODITY RISK
o        COMPANY RISK
o        COUNTERPARTY AND SETTLEMENT RISK
o        CREDIT RISK
o        CURRENCY RISK
o        DERIVATIVES RISK
o        EMERGING MARKETS RISK
o        FOREIGN SECURITIES RISK
o        GROWTH INVESTING RISK

o        HIGH-YIELD BONDS, LOWER-RATED BONDS, AND UNRATED SECURITIES
o        INTEREST RATE RISK
o        LIQUIDITY RISK
o        MARKET RISK
o        MID-CAPITALIZATION INVESTING RISK
o        MORTGAGE-BACKED AND MORTGAGE-RELATED SECURITIES RISK
o        NON-DIVERSIFICATION RISK
o        PREPAYMENT RISK
o        SMALL CAP INVESTING RISK
o        TAX RISK
o        U.S. GOVERNMENT SECURITIES RISK
o        VALUE INVESTING RISK


Please see "Summary of Principal Risks" following the "Management of the Trust" section for a description of these risks. There may be other risks that are not listed above that could cause the value of your investment in the Fund to decline and that could prevent the Fund from achieving its stated investment objective. This Prospectus does not describe all of the risks of every technique, investment strategy or temporary defensive position that the Fund may use. For additional information regarding the risks of investing in the Fund, please refer to the SAI.

                                                           PROSPECTUS COMMENT 11


ADDITIONAL INFORMATION ABOUT THE OTHER INVESTMENT STRATEGIES, OTHER INVESTMENTS AND RISKS OF EACH FUND (OTHER THAN PRINCIPAL STRATEGIES/RISKS). There may be additional risks that may affect the Fund's ability to achieve its stated investment objective. The additional risk includes:


o    TEMPORARY DEFENSIVE POSITIONS AND LARGE CASH POSITIONS

Please see "Summary of Principal Risks" following the "Management of the Trust" section for a description of this risk.

The SAI has more information about each Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

                                                            PROSPECTUS COMMENT 8

THE FOLLOWING FUND SHOULD BE ADDED TO THE SECTION ENTITLED "ABOUT THE FUNDS OF THE TRUST":

JNL/MELLON CAPITAL MANAGEMENT GLOBAL ALPHA FUND

INVESTMENT OBJECTIVES. The investment objective of the JNL/Mellon Capital Management Global Alpha Fund is to seek total return.

PRINCIPAL INVESTMENT STRATEGIES. To achieve this objective, the Fund uses a variety of investment strategies, sometimes referred to as absolute return strategies, to produce returns with low correlation with, and less volatility than, major markets over a complete market cycle; typically a period of several years. The Fund is not managed to a benchmark index. Rather than managing to track a benchmark index, the Fund seeks to provide returns that are largely independent of market moves.


The Fund normally invests in instruments that provide investment exposure (i.e. taking a position, either long or short) to global equity, bond and currency markets, and in fixed-income securities. The Fund's investments will be focused among the major developed capital markets of the world, such as the United States, Canada, Japan, Australia, and Western Europe. The Fund ordinarily invests in at least three countries. The Fund will seek to achieve investment exposure to global equity, bond and currency markets primarily through long and short positions in futures, options and forward contracts, which should enable the Fund's portfolio managers to implement investment decisions quickly and cost-effectively. The Fund also will invest in fixed-income securities, such as bonds, notes (including structured notes), and money market instruments, to provide exposure to bond markets and for liquidity and income.

The Fund's Sub-Adviser seeks to deliver value deliver positive returns by going long those markets that are cheap and short those markets that are expensive. The Sub-Adviser does this by comparing the relative attractiveness of developed equity, bond, and currency markets. To construct a portfolio of long and short positions, the portfolio managers calculate the expected returns for each country in all of the asset classes and then evaluate the relative value of stock and bond markets across equity markets, across bond markets, and among currencies. The portfolio managers have considerable latitude in allocating the Fund's assets and in selecting derivative instruments and securities to implement the Fund's investment approach, and there is no limitation as to the amount of Fund assets required to be invested in any one asset class. The Fund's portfolio will not have the same characteristics as its performance baseline benchmark - the Citibank 30-Day Treasury Bill Index - because the Fund seeks excess return above the benchmark. The portfolio managers also assess and manage the overall risk profile of the Fund's portfolio.

For allocation among equity markets, the portfolio managers employ a bottom-up valuation approach using proprietary models to derive expected returns for stocks, bonds, and currencies in each country. The models then incorporate the risk and correlation of those assets with robust risk controls in order to come up with a portfolio that is expected to produce positive returns that have a low correlation with major markets. The portfolio managers tend to favor markets in developed countries that have attractive valuations on a risk adjusted basis.


For allocation among bond markets, the portfolio managers use proprietary models to identify temporary mispricings among long-term government bond markets. The most relevant long-term bond yield within each country serves as the expected return for each bond market. The portfolio managers tend to favor developed countries whose bonds have been identified as offering greater return for bearing inflation and interest rate risks. The portfolio managers determine the relative value of equities versus bonds within a specific country market by comparing the expected returns for the country's equities and bonds. When assessing the relative valuation of equity versus bond markets, the portfolio managers are measuring the "risk premium" within a country, that is, whether there is, and, if so, how much of, an increased return for having investment exposure to asset classes that are perceived to be riskier. The portfolio managers then determine the allocation of the Fund's assets between the country's equity and bond markets.

The portfolio managers evaluate currencies on a relative valuation basis and overweight exposure to currencies that are undervalued and underweight exposure to currencies that are overvalued based on real interest rates, purchasing power parity, and other proprietary measures.

The Fund will use to a significant degree derivative instruments, such as options, futures, and options on futures (including those relating to securities, indexes, foreign currencies and interest rates), forward contracts, swaps and hybrid instruments (typically structured notes), as a substitute for investing directly in equities, bonds and currencies in connection with its investment strategy. The Fund also may use such derivatives as part of a hedging strategy or for other purposes related to the management of the Fund. Derivatives may be entered into on established exchanges or through privately negotiated transactions referred to as over-the-counter derivatives. The Fund also may purchase or sell securities on a forward commitment (including "TBA" (to be announced) basis). These transactions involve a commitment by the Fund to purchase or sell particular securities with payment and delivery taking place at a future date and permit the Fund to lock in a price or yield on a security it owns or intends to purchase, regardless of future changes in interest rates or market conditions.


The Fund may "sell short" securities and other instruments that it does not own, with the intention of purchasing them back later at a lower price, enabling the fund to profit if prices fall.. The portfolio managers, however, intend to employ financial instruments, such as futures, options, forward contracts, swaps and other derivative instruments, as an alternative to selling a security short. Short-selling is considered "leverage" and involves unlimited risk. The Fund also may engage in short-selling for hedging purposes, such as to limit exposure to a possible market decline in the value of its portfolio securities.


PRINCIPAL RISKS OF INVESTING IN EACH FUND. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose your money by investing in the Fund. A variety of factors may influence its investment performance, such as the following:


o        ALLOCATION RISK
o        COUNTERPARTY AND SETTLEMENT RISK
o        CREDIT RISK
o        CURRENCY RISK
o        DERIVATIVES RISK
o        FOREIGN SECURITIES RISK
o        INDUSTRY CONCENTRATION RISK
o        INTEREST RATE RISK
o        ISSUER RISK
o        LEVERAGING RISK
o        LIQUIDITY RISK
o        MARKET RISK
o        NON-DIVERSIFICATION RISK
o        SHORT SALES RISK
o        TAX RISK
o        U.S. GOVERNMENT SECURITIES RISK


Please see "Summary of Principal Risks" following the "Management of the Trust" section for a description of these risks. There may be other risks that are not listed above that could cause the value of your investment in the Fund to decline and that could prevent the Fund from achieving its stated investment objective. This Prospectus does not describe all of the risks of every technique, investment strategy or temporary defensive position that the Fund may use. For additional information regarding the risks of investing in the Fund, please refer to the SAI.

                                                           PROSPECTUS COMMENT 11


ADDITIONAL INFORMATION ABOUT THE OTHER INVESTMENT STRATEGIES, OTHER INVESTMENTS AND RISKS OF EACH FUND (OTHER THAN PRINCIPAL STRATEGIES/RISKS). There may be additional risks that may affect the Fund's ability to achieve its stated investment objective. The additional risk includes:


o    TEMPORARY DEFENSIVE POSITIONS AND LARGE CASH POSITIONS

Please see "Summary of Principal Risks" following the "Management of the Trust" section for a description of this risk.

The SAI has more information about each Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

                                                           PROSPECTUS COMMENT 8


THE SUB-ADVISER AND PORTFOLIO MANAGEMENT. The Sub-Adviser to the JNL/Mellon Capital Management Global Alpha Fund is Mellon Capital Management Corporation ("Mellon Capital"), located at 50 Fremont Street, Suite 3900, San Francisco, California 94105. Mellon Capital is a wholly-owned indirect subsidiary of The Bank of New York Mellon Corporation, a publicly traded financial holding company.

Mellon Capital supervises and manages the investment portfolio of the Fund and directs the purchase and sale of the Fund's investment securities. Mellon Capital utilizes teams of investment professionals acting together to manage the assets of the Fund. The team meets regularly to review portfolio holdings and to discuss purchase and sale activity. The teams adjust holdings in the portfolio as they deem appropriate in the pursuit of the Fund's investment objectives. The individual members of the team who are jointly and primarily responsible for the day-to-day management of the Fund's portfolio are:

Helen Potter, CFA is a Managing Director, Asset Allocation for Mellon Capital where she has managed investment portfolios since 1996. Prior to joining Mellon Capital, Ms. Potter held research and portfolio management positions at Quantilogic Asset Management gaining extensive experience in the global asset allocation field. Ms. Potter manages all global and domestic asset allocation products and staff. She is responsible for articulating asset allocation strategies to clients and prospects, as well as participating in the refinement of current strategies and the development of new strategies.


Vassilis Dagioglu is a Managing Director, Asset Allocation at Mellon Capital. HE HAS A TOTAL OF 11 years of investment experience AND HAS BEEN WITH MELLON CAPITAL FOR 10 YEARS. IN 2006, MR. DAGIOGLU WAS PROMOTED TO DIRECTOR AND IN 2007, HE WAS PROMOTED TO HIS CURRENT POSITION AS MANAGING DIRECTOR. MR. DAGIOGLU co-manages a team of portfolio managers implementing the firm's global asset allocation strategies. He is responsible for the design and implementation of global portfolio management analytical systems. MR. DAGIOGLU HOLDS AN M.B.A. FROM UNIVERSITY OF CALIFORNIA AT BERKELEY AND Prior to joining Mellon Capital, he designed and implemented financial information systems for IBM Global Services and Sybase.

James Stavena is a Managing Director, Asset Allocation at Mellon Capital. He has a total of 17 years of investment experience and has been with Mellon Capital for 11 years. IN 2006, MR. STAVENA WAS PROMOTED TO DIRECTOR AND IN 2007, HE WAS PROMOTED TO HIS CURRENT POSITION AS MANAGING DIRECTOR. Mr. Stavena oversees a team of portfolio managers responsible for global asset allocation, currency overlay and enhanced tactical asset allocation strategies. MR. STAVENA HOLDS AN M.B.A. FROM RICE UNIVERSITY AND Prior to joining Mellon Capital, he was a derivatives portfolio manager with CS First Boston and HSBC Midland Bank.


The  SAI  provides   additional   information  about  each  portfolio  manager's
compensation, other accounts managed, and ownership of securities in each Fund.

A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreement is available in the Fund's Semi-Annual Report dated June 30, 2009.

                                                           PROSPECTUS COMMENT 9

THE FOLLOWING FUND SHOULD BE ADDED TO THE SECTION ENTITLED "ABOUT THE FUNDS OF THE TRUST":

JNL/T. ROWE PRICE SHORT-TERM BOND FUND (FORMERLY, JNL/GOLDMAN SACHS SHORT DURATION BOND FUND)

INVESTMENT  OBJECTIVE.  The  investment  objective  of  the  JNL/T.  Rowe  Price
Short-Term Bond Fund is a high level of income consistent with minimal fluctuation in principal value and liquidity.


PRINCIPAL INVESTMENT STRATEGIES. The Fund will invest in a diversified portfolio of short- and intermediate-term investment-grade corporate, government, and mortgage-backed securities. The Fund may also invest in bank obligations, collateralized mortgage obligations, and foreign securities. Normally, the Fund will invest at least 80% of its net assets in bonds. The Fund's average effective maturity will not exceed three years. The Fund will only purchase securities that are rated within the four highest credit categories (e.g. AAA, AA, A, BBB, or equivalent) by at least one nationally recognized credit rating agency or, if unrated, deemed to be of comparable quality by the Sub-Adviser. THE FUND MAY CONTINUE TO HOLD A SECURITY THAT HAS BEEN DOWNGRADED OR LOSES ITS INVESTMENT GRADE RATING AFTER PURCHASE. JUNK BOND DEBT IS NOT A PRINCIPAL INVESTMENT RISK FOR THE FUND.


Within this broad structure, investment decisions reflect the Sub-Adviser's outlook for interest rates and the economy as well as the prices and yields of the various securities. For example, if rates are expected to fall, the Sub-Adviser may seek longer-term securities (within the Fund's program) that would provide higher yields and appreciation potential.


In keeping with the Fund's objective, it may also invest in securities, including futures, options, swaps, and other derivative-type instruments. CALL OR PUT OPTIONS MAY BE PURCHASED OR SOLD ON SECURITIES, FUTURES, FINANCIAL INDICES, AND FOREIGN CURRENCIES. FUND INVESTMENTS MAY BE MADE IN INTEREST RATE, INDEX, TOTAL RETURN, CREDIT DEFAULT, AND OTHER TYPES OF SWAP AGREEMENTS, AS WELL AS OPTIONS ON SWAPS (SWAPTIONS). FUTURES, OPTIONS, AND SWAPS MAY BE USED FOR A VARIETY OF PURPOSES INCLUDING BUT NOT LIMITED TO, MANAGE EXPOSURE TO CHANGES IN INTEREST RATES, BOND PRICES, FOREIGN CURRENCIES, AND CREDIT QUALITY; AS AN EFFICIENT MEANS OF INCREASING OR DECREASING OVERALL FUND EXPOSURE TO A SPECIFIC PART OR BROAD SEGMENT OF THE U.S. MARKET OR A FOREIGN MARKET; IN AN EFFORT TO ENHANCE INCOME; TO PROTECT THE VALUE OF PORTFOLIO SECURITIES; TO SERVE AS A CASH MANAGEMENT TOOL; AND TO ADJUST PORTFOLIO DURATION OR CREDIT EXPOSURE.


The Fund may sell holdings for a variety of reasons, such as to adjust the portfolio's average maturity, duration, or credit quality or to shift assets into higher-yielding securities or different sectors.


Certain investment restrictions, such as a required minimum or maximum investment in a particular type of security, are measured at the time the Fund purchases a security. The status, market value, maturity, credit quality, or other characteristics of the Fund's securities may change after they are purchased, and this may cause the amount of the Fund's assets invested in such securities to exceed the stated maximum restriction or fall below the stated minimum restriction as discussed above. If any of these changes occur, it would not be considered a violation of the investment restriction. However, purchases by the Fund during the time it is above or below the stated percentage restriction would be made in compliance with applicable restrictions.


PRINCIPAL RISKS OF INVESTING IN THE FUND. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose your money by investing in the Fund. A variety of factors may influence its investment performance, such as the following:

o        COUNTERPARTY AND SETTLEMENT RISK
o        CREDIT RISK
o        DERIVATIVES RISK
o        EXTENSION RISK
o        FOREIGN SECURITIES RISK
o        INTEREST RATE RISK
o        LEVERAGING RISK
o        LIQUIDITY RISK
o        MARKET RISK
o        MORTGAGE-BACKED AND MORTGAGE-RELATED SECURITIES RISK
o        PREPAYMENT RISK
o        U.S. GOVERNMENT SECURITIES RISK

THE SUB-ADVISER AND PORTFOLIO MANAGEMENT. The Sub-Adviser to the JNL/T. Rowe Price Short-Term Bond Fund is T. Rowe Price Associates, Inc. ("T. Rowe"), located at 100 East Pratt Street, Baltimore, Maryland 21202. T. Rowe was founded in 1937. T. Rowe and its affiliates provide investment advisory services to individual and institutional investor accounts. T. Rowe is a wholly owned subsidiary of T. Rowe Price Group, Inc., a publicly traded company, the principal business of which is investment management services.


The Fund has an Investment Advisory Committee chaired by Edward A. Wiese. Mr. Wiese has day-to-day responsibility for managing the portfolio and works with the committee in developing and executing the Fund's investment program. Mr.Wiese has been chairman of the committee since 1995. SINCE joining T. Rowe Price in 1984, Mr. Wiese's responsibilities have included managing multi-currency portfolios in London, managing the firm's taxable money market funds and overseeing the development and management of synthetic Guaranteed Investment Contract products.


The  SAI  provides   additional   information  about  each  portfolio  manager's
compensation, other accounts managed, and ownership of securities in the Fund.

A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreement is available in the Fund's Semi-Annual Report dated June 30, 2009.

                                                                  SAI COMMENT 1


IN THE SECTION ENTITLED "INVESTMENT ADVISER, SUB-ADVISERS AND OTHER SERVICES PROVIDERS", PLEASE ADD THE FOLLOWING:

IVY INVESTMENT MANAGEMENT COMPANY


     Ivy Investment Management Company ("IICO"), located at 6300 Lamar Avenue, P.O.Box 29217, Shawnee Mission, Kansas 66201-9217, serves as Sub-Adviser to the JNL/Ivy Asset Strategy Fund. IICO is a wholly-owned subsidiary of Waddell & Reed Financial, Inc. ("WDR") and is a registered investment adviser with approximately $55.6 billion in assets as of June 30, 2009.


PORTFOLIO MANAGER COMPENSATION STRUCTURE

     IICO believes that integral to the retention of investment professionals are: a) a competitive base salary, that is commensurate with the individual's level of experience and responsibility; b) an attractive bonus structure linked to investment performance, described below; and c) eligibility for a stock incentive plan in shares of WDR that rewards teamwork. Awards of equity-based compensation typically vest over time, so as to create an incentive to retain key talent; and d) to the extent a portfolio manager also manages institutional separate accounts, he or she will share in a percentage of the revenues earned, on behalf of such accounts, by IICO.

     Portfolio managers can receive significant annual performance-based bonuses. The better the pre-tax performance of the portfolio relative to an appropriate benchmark, the more bonus compensation the manager receives. The primary benchmark is their percentile ranking against the performance of managers of the same investment style at other firms. The secondary benchmark is an index of securities matched to the same investment style. Half of their bonuses are based upon a three-year period and half is based upon a one-year period. For truly exceptional results, bonuses can be several multiples of base salary. In cases where portfolio managers have more than one portfolio to manage, all the portfolios are similar in investment style and all are taken into account in determining bonuses. Thirty percent of annual performance-based bonuses are deferred for a three-year period. During that time, the deferred portion of bonuses are invested in mutual funds managed by IICO (or its affiliate), with a minimum of 50% of the deferred bonus required to be invested in a mutual fund managed by the portfolio manager. In addition to the deferred portion of bonuses being invested in mutual funds managed by IICO (or its affiliate), the WDR's 401(k) plan offers mutual funds managed by IICO (or its affiliate) as investment options. Bonus compensation is not based upon, or calculated due to, the amount of the mutual fund assets under management attributable to a respective portfolio manager.

OTHER ACCOUNTS MANAGED BY THE PORTFOLIO MANAGER AND POTENTIAL CONFLICTS OF INTEREST

The following table reflects information as of June 30, 2009:


JNL/Ivy Asset Strategy Fund

                                                                                NUMBER OF                    TOTAL
Michael L. Avery                                                                ACCOUNTS              ASSETS (IN MILLIONS)
                                                                                --------              --------------------
registered investment companies: .......................                           13                       $18,233
                                                                         ------------------------    -----------------------
                                                                         ------------------------    -----------------------
other pooled investment vehicles:.......................                            0                          $0
                                                                         ------------------------    -----------------------
                                                                         ------------------------    -----------------------
other accounts:.........................................                            0                          $0
                                                                         ------------------------    -----------------------

Ryan F. Caldwell                                                                NUMBER OF                    TOTAL
                                                                                ACCOUNTS              ASSETS (IN MILLIONS)
registered investment companies: .......................                            6                       $17,306
                                                                         ------------------------    -----------------------
                                                                         ------------------------    -----------------------
other pooled investment vehicles:.......................                            0                          $0
                                                                         ------------------------    -----------------------
                                                                         ------------------------    -----------------------
other accounts:.........................................                            1                        $0.01
                                                                         ------------------------    -----------------------


CONFLICTS OF INTEREST

     Actual or apparent conflicts of interest may arise when a portfolio manager has day-to-day management responsibilities with respect to more than one fund or account, such as the following:

o The management of multiple funds and/or other accounts may result in a portfolio manager devoting unequal time and attention to the management of each fund and/or other account. IICO seeks to manage such competing interests for the time and attention of portfolio managers by having a portfolio manager focus on a particular investment discipline. Most other accounts managed by a portfolio manager are managed using the same investment models that are used in connection with the management of the funds.

o The portfolio manager might execute transactions for another fund or account that may adversely impact the value of securities held by the fund. Securities selected for funds or accounts other than the fund might outperform the securities selected for the fund. IICO seeks to manage this potential conflict by requiring all portfolio transactions to be allocated pursuant to IICO's adopted Allocation Procedures.

     IICO and the Funds have adopted certain compliance procedures, including the Code of Ethics, which are designed to address these types of conflicts. However, there is no guarantee that such procedures will detect each and every situation in which a conflict arises.

SECURITY OWNERSHIP OF PORTFOLIO MANAGERS FOR THE JNL/IVY ASSET STRATEGY FUND

----------------------------------------- --------------------------- --------------------------
SECURITY OWNERSHIP OF PORTFOLIO MANAGERS
                                               Michael L. Avery           Ryan F. Caldwell
----------------------------------------- --------------------------- --------------------------
----------------------------------------- --------------------------- --------------------------

None                                                  X                           X

----------------------------------------- --------------------------- --------------------------
----------------------------------------- --------------------------- --------------------------
$1-$10,000
----------------------------------------- --------------------------- --------------------------
----------------------------------------- --------------------------- --------------------------
$10,001-$50,000
----------------------------------------- --------------------------- --------------------------
----------------------------------------- --------------------------- --------------------------
$50,001-$100,000
----------------------------------------- --------------------------- --------------------------
----------------------------------------- --------------------------- --------------------------
$100,001-$500,000
----------------------------------------- --------------------------- --------------------------
----------------------------------------- --------------------------- --------------------------
$500,001-$1,000,000
----------------------------------------- --------------------------- --------------------------
----------------------------------------- --------------------------- --------------------------
Over $1,000,000
----------------------------------------- --------------------------- --------------------------


ON PAGE 98, PLEASE DELETE THE FIRST PARAGRAPH OF THE SECTION ENTITLED "MELLON CAPITAL MANAGEMENT CORPORATION" IN ITS ENTIRETY AND REPLACE IT WITH THE
FOLLOWING:

     Mellon Capital Management Corporation ("Mellon Capital"), located at 50 Fremont Street, Suite 3900, San Francisco, California 94105, serves as Sub-Adviser to the JNL/Mellon Capital Management S&P 500 Index Fund, JNL/Mellon Capital Management S&P 400 MidCap Index Fund, JNL/Mellon Capital Management Small Cap Index Fund, JNL/Mellon Capital Management International Index Fund, JNL/Mellon Capital Management Bond Index Fund, JNL/Mellon Capital Management Global Alpha Fund, JNL/Mellon Capital Management European 30 Fund, and JNL/Mellon Capital Management Pacific Rim 30 Fund. Mellon Capital also serves as co-Sub-Adviser to the JNL/S&P Competitive Advantage Fund, JNL/S&P Dividend
Income & Growth Fund, JNL/S&P Intrinsic Value Fund, and JNL/S&P Total Yield Fund. Mellon Capital is a wholly-owned indirect subsidiary of The Bank of New York Mellon Corporation, a publicly traded financial holding company.


ON PAGE 99, PLEASE ADD THE FOLLOWING TO THE SECTION "OTHER ACCOUNTS MANAGED BY THE PORTFOLIO MANAGER AND POTENTIAL CONFLICTS OF INTEREST":

JNL/Mellon Capital Management Global Alpha Fund
Helen Potter, Vassilis Dagioglu and James Stavena                               NUMBER OF                    TOTAL
                                                                                ACCOUNTS                     ASSETS

registered investment companies: .......................                            7                       $9,149m
                                                                         ------------------------    -----------------------
                                                                         ------------------------    -----------------------
other pooled investment vehicles:.......................                           29                       $6,555m
                                                                         ------------------------    -----------------------
                                                                         ------------------------    -----------------------
other accounts:.........................................                           166                      $8,748m
                                                                         ------------------------    -----------------------



ON PAGE 99, PLEASE ADD THE FOLLOWING SECTION "SECURITY OWNERSHIP OF PORTFOLIO MANAGERS FOR THE JNL/MELLON CAPITAL MANAGEMENT GLOBAL ALPHA FUND" IN ITS
ENTIRETY:

SECURITY OWNERSHIP OF PORTFOLIO MANAGERS FOR THE JNL/MELLON CAPITAL MANAGEMENT GLOBAL ALPHA FUND

------------------------------------ ---------------------- ------------------------ -----------------------
SECURITY OWNERSHIP OF PORTFOLIO
MANAGERS                                 Helen Potter          Vassilis Dagioglu         James Stavena
------------------------------------ ---------------------- ------------------------ -----------------------
------------------------------------ ---------------------- ------------------------ -----------------------

None                                           X                       X                       X

------------------------------------ ---------------------- ------------------------ -----------------------
------------------------------------ ---------------------- ------------------------ -----------------------
$1-$10,000
------------------------------------ ---------------------- ------------------------ -----------------------
------------------------------------ ---------------------- ------------------------ -----------------------
$10,001-$50,000
------------------------------------ ---------------------- ------------------------ -----------------------
------------------------------------ ---------------------- ------------------------ -----------------------
$50,001-$100,000
------------------------------------ ---------------------- ------------------------ -----------------------
------------------------------------ ---------------------- ------------------------ -----------------------
$100,001-$500,000
------------------------------------ ---------------------- ------------------------ -----------------------
------------------------------------ ---------------------- ------------------------ -----------------------
$500,001-$1,000,000
------------------------------------ ---------------------- ------------------------ -----------------------
------------------------------------ ---------------------- ------------------------ -----------------------
Over $1,000,000
------------------------------------ ---------------------- ------------------------ -----------------------


ON PAGE 115, PLEASE ADD THE FOLLOWING TO THE SECTION "OTHER ACCOUNTS MANAGED BY THE PORTFOLIO MANAGER AND POTENTIAL CONFLICTS OF INTEREST":

Safia Mehta, CFA                                                                NUMBER OF                    TOTAL
                                                                                ACCOUNTS                     ASSETS

registered investment companies: .......................                            0                          $0
                                                                         ------------------------    -----------------------
                                                                         ------------------------    -----------------------
other pooled investment vehicles:.......................                            0                          $0
                                                                         ------------------------    -----------------------
                                                                         ------------------------    -----------------------
other accounts:.........................................                            0                          $0
                                                                         ------------------------    -----------------------



ON PAGE 116, PLEASE DELETE AND REPLACE THE FOLLOWING SECTION "SECURITY OWNERSHIP OF PORTFOLIO MANAGERS FOR THE JNL/S&P MANAGED CONSERVATIVE FUND, THE JNL/S&P MANAGED MODERATE FUND, THE JNL/S&P MANAGED MODERATE GROWTH FUND, THE JNL/S&P MANAGED GROWTH FUND, THE JNL/S&P MANAGED AGGRESSIVE GROWTH FUND, THE JNL/S&P RETIREMENT INCOME FUND, THE JNL/S&P RETIREMENT 2015 FUND, THE JNL/S&P RETIREMENT 2020 FUND, THE JNL/S&P RETIREMENT 2025 FUND, THE JNL/S&P DISCIPLINED MODERATE FUND, THE JNL/S&P DISCIPLINED MODERATE GROWTH FUND, AND THE JNL/S&P DISCIPLINED GROWTH FUND" IN ITS ENTIRETY:

SECURITY OWNERSHIP OF PORTFOLIO MANAGERS FOR THE JNL/S&P MANAGED CONSERVATIVE FUND, THE JNL/S&P MANAGED MODERATE FUND, THE JNL/S&P MANAGED MODERATE GROWTH FUND, THE JNL/S&P MANAGED GROWTH FUND, THE JNL/S&P MANAGED AGGRESSIVE GROWTH FUND, THE JNL/S&P DISCIPLINED MODERATE FUND, THE JNL/S&P DISCIPLINED MODERATE GROWTH FUND, AND THE JNL/S&P DISCIPLINED GROWTH FUND

---------------------------------------- ------------------------- ---------------------- ----------------------
SECURITY OWNERSHIP OF PORTFOLIO                  Massimo                                          Safia
MANAGERS                                        Santicchia             John W. Krey            Mehta, CFA
---------------------------------------- ------------------------- ---------------------- ----------------------
---------------------------------------- ------------------------- ---------------------- ----------------------

None                                                X                        X                      X

---------------------------------------- ------------------------- ---------------------- ----------------------
---------------------------------------- ------------------------- ---------------------- ----------------------
$1-$10,000
---------------------------------------- ------------------------- ---------------------- ----------------------
---------------------------------------- ------------------------- ---------------------- ----------------------
$10,001-$50,000
---------------------------------------- ------------------------- ---------------------- ----------------------
---------------------------------------- ------------------------- ---------------------- ----------------------
$50,001-$100,000
---------------------------------------- ------------------------- ---------------------- ----------------------
---------------------------------------- ------------------------- ---------------------- ----------------------
$100,001-$500,000
---------------------------------------- ------------------------- ---------------------- ----------------------
---------------------------------------- ------------------------- ---------------------- ----------------------
$500,001-$1,000,000
---------------------------------------- ------------------------- ---------------------- ----------------------
---------------------------------------- ------------------------- ---------------------- ----------------------
Over $1,000,000
---------------------------------------- ------------------------- ---------------------- ----------------------


ON PAGE 116, PLEASE DELETE THE FIRST PARAGRAPH OF THE SECTION ENTITLED "T. ROWE PRICE ASSOCIATES, INC." IN ITS ENTIRETY AND REPLACE IT WITH THE FOLLOWING:

     T. Rowe Price Associates, Inc. ("T. Rowe"), located at 100 East Pratt Street, Baltimore, Maryland 21202, serves as Sub-Adviser to the JNL/T. Rowe Price Established Growth Fund, the JNL/T. Rowe Price Mid-Cap Growth Fund, JNL/T. Rowe Price Short-Term Bond Fund, and the JNL/T. Rowe Price Value Fund. T. Rowe was founded in 1937 by the late Thomas Rowe Price, Jr., and is a wholly-owned subsidiary of T. Rowe Price Group, Inc., a publicly traded company the principal business of which is investment management services.


ON PAGE 117, PLEASE ADD THE FOLLOWING TO THE SECTION "OTHER ACCOUNTS MANAGED BY THE PORTFOLIO MANAGER AND POTENTIAL CONFLICTS OF INTEREST":


JNL/T. Rowe Price Short-Term Bond Fund (as of May 31, 2009)
Edward A. Wiese                                                                 NUMBER OF                    TOTAL
                                                                                ACCOUNTS                     ASSETS
registered investment companies: .......................                            5                    $4,090,550,644
                                                                         ------------------------    -----------------------
                                                                         ------------------------    -----------------------
other pooled investment vehicles:.......................                            3                     $458,622,343
                                                                         ------------------------    -----------------------
                                                                         ------------------------    -----------------------
other accounts:.........................................                           23                    $4,336,291,515
                                                                         ------------------------    -----------------------



ON PAGE 118, PLEASE ADD THE FOLLOWING SECTION "SECURITY OWNERSHIP OF PORTFOLIO MANAGERS FOR THE JNL/T. ROWE PRICE SHORT-TERM BOND FUND" IN ITS ENTIRETY:

SECURITY OWNERSHIP OF PORTFOLIO MANAGERS FOR THE JNL/T. ROWE PRICE SHORT-TERM BOND FUND

------------------------------------ ----------------------
SECURITY OWNERSHIP OF PORTFOLIO         Edward A. Wiese
MANAGERS
------------------------------------ ----------------------
------------------------------------ ----------------------

None                                           X

------------------------------------ ----------------------
------------------------------------ ----------------------
$1-$10,000
------------------------------------ ----------------------
------------------------------------ ----------------------
$10,001-$50,000
------------------------------------ ----------------------
------------------------------------ ----------------------
$50,001-$100,000
------------------------------------ ----------------------
------------------------------------ ----------------------
$100,001-$500,000
------------------------------------ ----------------------
------------------------------------ ----------------------
$500,001-$1,000,000
------------------------------------ ----------------------
------------------------------------ ----------------------
Over $1,000,000
------------------------------------ ----------------------

                                 August 5, 2009




U.S. Securities and Exchange Commission          VIA FACSIMILE (202) 772-9285
Office of Insurance Products
Division of Investment Management
ATTN: ELLEN SAZZMAN

Re:      JNL Series Trust
         File Nos: 33-87244 and 811-8894

Dear Commissioners:

I am writing on behalf of the above referenced registrant. We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above- referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (517) 367-4336 if you have any questions.

                                  Respectfully,

                               /s/ Susan S. Rhee

                                  SUSAN S. RHEE
                       Vice President, Counsel & Secretary
                                JNL Series Trust